UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HireRight Holdings Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

433537107

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

with copies to:

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,959,030 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,959,030 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,959,030 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 17.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,814,235 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,814,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,814,235 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 100,067 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 100,067 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,067 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 590,065 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 590,065 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,065 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident Capital VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 17,873,332 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 17,873,332 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,873,332 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 26.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 590,065 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 590,065 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,065 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,493,863 shares
	9	SOLE DISPOSITIVE POWER 30,466 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,493,863 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 27.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,644,747 shares of Common Stock outstanding, as of October 31, 2023, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on June 27, 2022, as amended by Amendment No. 1 filed with the Securities Exchange Commission on November 17, 2023 (as amended, the “Schedule 13D”) by Trident VII, L.P. (“Trident VII”), Trident VII Parallel Fund, L.P. (“Trident VII Parallel”), Trident VII DE Parallel Fund, L.P. (“Trident VII DE Parallel”), Trident VII Professionals Fund, L.P. (“Trident VII Professionals” and together with Trident VII, Trident VII Parallel and Trident VII DE Parallel, the “Trident VII Partnerships”), Trident Capital VII, L.P. (“Trident VII GP”), Stone Point GP Ltd. (“Trident VII Professionals GP”) and Stone Point Capital LLC (“Stone Point”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) relating to the common stock par value, $0.001 per share (the “Common Stock”), of HireRight Holdings Corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 8, 2023, Stone Point Capital LLC and General Atlantic, L.P., on behalf of themselves and certain of their respective affiliated investment funds (collectively, the “Bidding Group”), delivered to a Special Committee of the Board of Directors of the Issuer (the “Special Committee”) a letter setting forth a non-binding proposal (the “Proposal”) providing for the acquisition by the Bidding Group of all of the outstanding Common Stock of the Issuer not beneficially owned by the Bidding Group for a price per share equal to $12.75 in cash (the “Proposed Transaction”). References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 4 and which is incorporated herein by reference in its entirety.

In the Proposal, the Bidding Group has committed to only engage in the Proposed Transaction if, in addition to any other vote required, the Proposed Transaction is (i) approved and recommended to the Board by the Special Committee and (ii) subject to a non-waivable approval of a majority of the voting power of disinterested stockholders.

The Proposed Transaction would be subject to, among other things, (i) completion of a due diligence review of the Issuer and the Proposed Transaction, (ii) review, negotiation and finalization of definitive agreements for the Proposed Transaction and (iii) receipt of necessary internal and other organizational approvals of the Bidding Group. The Reporting Persons (or their affiliates) expect to engage in communications and discussions with the Issuer, other stockholders, potential financing sources, industry analysts and other knowledgeable market participants regarding the matters set forth in this Item 4 and may exchange information with such persons, including pursuant to appropriate confidentiality or similar agreements.

Negotiations regarding definitive terms and agreements for a Proposed Transaction are ongoing, and no assurances can be given that a definitive agreement will be reached or that the Proposed Transaction will be consummated.

The consummation of the Proposed Transaction would result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock of the Issuer from the New York Stock Exchange and other material changes in the Issuer’s business or corporate structure.

The Reporting Persons do not intend to provide additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. Completion of the Proposed Transaction is subject to, among other matters, the satisfactory completion of due diligence, the negotiation of a definitive agreement and satisfaction of the conditions negotiated therein, including the approval of the transaction by disinterested stockholders of the Issuer. There is no certainty as to the timetable for the potential execution of any definitive agreement. Furthermore, no legally binding obligation of the Reporting Persons to participate in the Proposed Transaction will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. The Reporting Persons may modify or withdraw their plans with respect to the Proposal at any time and for any reason. There can be no assurance as to whether the Bidding Group will continue to pursue the Proposed Transaction on the terms contemplated by the Proposal or at all. The Bidding Group may modify or withdraw the Proposal at any time and for any reason.

The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, and to modify or withdraw any such plan or proposal at any time. The Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

11,959,030 shares of Common Stock are owned directly by Trident VII and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII and (ii) Stone Point is the investment manager of Trident VII. Each of the Reporting Persons (other than Trident VII), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

5,814,235 shares of Common Stock are owned directly by Trident VII Parallel and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII Parallel and (ii) Stone Point is the investment manager of Trident VII Parallel. Each of the Reporting Persons (other than Trident VII Parallel), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

100,067 shares of Common Stock are owned directly by Trident VII DE Parallel and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII DE Parallel and (ii) Stone Point is the investment manager of Trident VII DE Parallel. Each of the Reporting Persons (other than Trident VII DE Parallel), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

590,065 shares of Common Stock are owned directly by Trident VII Professionals and may be deemed to be beneficially owned by Trident VII Professionals GP and Stone Point because (i) Trident VII Professionals GP is the general partner of Trident VII Professionals and (ii) Stone Point is the investment manager of Trident VII Professionals. Each of the Reporting Persons (other than Trident VII Professionals), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Pursuant to certain management agreements, Stone Point has received delegated authority by Trident VII GP and Trident VII Professionals GP relating to the Trident VII Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VII Partnerships without first receiving direction from the Investment Committee of Trident VII GP or a majority of the general partners of Trident VII GP or Trident VII Professionals GP, as applicable. The management agreements do not delegate any power with respect to the disposition of Common Stock held by the Trident VII Partnerships.

15,233 shares of Common Stock are held directly by James D. Carey, issued under the Issuer’s 2021 Omnibus Incentive Plan as RSUs, solely for the benefit of Stone Point. Mr. Carey and each of the Reporting Persons (other than Stone Point) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

15,233 shares of Common Stock are held directly by James R. Matthews, issued under the Issuer’s 2021 Omnibus Incentive Plan as RSUs, solely for the benefit of Stone Point. Mr. Matthews and each of the Reporting Persons (other than Stone Point) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

By virtue of the relationships described herein and the obligations and rights thereunder, the Reporting Persons in this Schedule 13D and GA may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on this Schedule 13D and the Schedule 13D filed by GA with the Securities and Exchange Commission on the date hereof, such a “group” would be deemed to beneficially own an aggregate of 50,631,715 shares of Common Stock, or 74.8% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock beneficially owned by GA that they may be deemed to beneficially own solely by reason of the Stockholders Agreement. This Schedule 13D does not reflect any shares of Common Stock beneficially owned by GA.

(c) None of the Reporting Persons has effected any transaction in Common Shares since the filing of Amendment No. 1.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Item 7	Materials to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit	Description

4	Non-Binding Proposal Letter delivered to the Special Committee of the Board of Directors of HireRight Holdings Corporation, dated as of December 8, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2023

TRIDENT VII, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII DE PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.	By: Stone Point GP Ltd., its sole general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT CAPITAL VII, L.P.	By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT GP LTD.	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT CAPITAL LLC	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director